UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On September 15, 2025 Arqit Quantum Inc., a Cayman Islands exempted company (the “Company”) and its wholly owned operating subsidiary, Arqit Limited, entered into an agreement with Deutsche Bank Securities Inc. and Deutsche Bank AG, London Branch (together with Deutsche Bank Securities Inc., the “Deutsche Bank Parties”) pursuant to which the Company agreed to pay the Deutsche Bank Parties $1,000,000 and issue 48,561 of the Company’s ordinary shares, par value $0.0025 (the “Ordinary Shares”) to Deutsche Bank AG, London Branch as consideration for advisory services previously provided by Deutsche Bank AG, London Branch in connection with the Company’s business combination transaction, which closed in September 2021.

The Ordinary Shares described above are being offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-284343) (the “Registration Statement”), a base prospectus included in the Registration Statement at the time it originally became effective (the “Base Prospectus”), and a prospectus supplement, dated September 15, 2025 (the “Prospectus Supplement”), filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2025 pursuant to Rule 424(b)(5) under the Securities Act. The Ordinary Shares are expected to be issued on or around September 16, 2025.

A copy of the opinion of Maples and Calder (Cayman) LLP relating to the validity of the Ordinary Shares issued pursuant to the agreement is filed herewith as Exhibit 5.1.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215, 333-275960 and 333-284706) and Form F-3 (File Nos. 333-268786, 333-259982 and 333-284343), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Maples and Calder (Cayman) LLP

23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: September 15, 2025